Exhibit 15.3

March 30, 2010

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 16F of the Annual Report on Form 20-F (the “Form 20-F”) for the year ended September 30, 2009, of China Distance Education Holdings Limited and are in agreement with the statements contained in paragraphs 1, 2 and 3 of Item 16F(a). We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements included in the 3rd paragraph of Item 16F(a) on page 104 of the Form 20-F, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s consolidated financial statements for the two years ended September 30, 2008.

/s/ Ernst & Young Hua Ming